

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 20, 2008

<u>**via U.S. mail and facsimile**</u>

Ms. Kim Supercynski
Chief Financial Officer
Lincolnway Energy, LLC
59511 W. Lincoln Highway
Nevada, IA 50201

>   **RE: Lincolnway Energy, LLC**
>   **Form 10-K for the Fiscal Year ended September 30, 2007**
>   **Filed December 21, 2007**
>   **Form 10-Q for the Quarterly Period ended December 31, 2007**
>   **Filed February 14, 2008**
>   **File No. 000-51764**

Dear Ms. Supercynski:

    We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended September 30, 2007

<u>Financial Summary and Analysis of Fiscal Year Ended September 30, 2007, page 47</u>

1. In future filings, please revise your discussion and analysis of your operating results in a manner that provides a more detailed understanding of the historical operating results along with prospects for the future. Specifically, please provide a discussion and analysis about the facts and circumstances surrounding known

material trends and uncertainties that you face. Currently, your discussion and analysis of your results lists one or more factors that caused either the increase or decrease in your operating results without an understanding of why those factors occurred and whether those factors or other known factors may impact future operating results. For example, provide a discussion from management's perspective if you expect your operating margins to continue to decrease as you have experienced in your fourth quarter of fiscal 2007 and first quarter of fiscal 2008. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Financial Summary and Analysis of Fourth Quarter 2007, page 49

2. We note your disclosure that cost of goods sold for the fourth quarter of fiscal year 2007 increased from a dollar perspective in part due to an approximate 38% reduction of denaturant usage that is due to decreased usage due to the escalating price increase in unleaded gas compared to ethanol. In future filings, please clarify how a decrease in denaturant usage impacts your cost of goods sold and why denaturant usage would decrease due to the escalating price increase in unleaded gas compared to ethanol.

Critical Accounting Estimates and Accounting Policies, page 52

3. In consideration that all of your ethanol production is sold to one party per an agreement and all of your distiller's grains are sold to another party per an agreement, please provide a critical accounting policy for your revenue recognition to allow your readers to understand how your selling prices are determined, similar to your disclosures on pages 2 and 3.

Liquidity and Capital Resources, page 53

4. Please revise your liquidity and capital resources disclosures in future filings to discuss the underlying reasons for the changes in the account balances that affected your cash flows year over year. For example, please discuss the impact of depreciation and amortization and the reasons for the decrease in your accounts receivables and increase in inventories and deposits. Consider providing a discussion of days sales outstanding ratio and inventory turnover ratio to allow your readers to better understand the fluctuations in these balances. See Section 501.13.b of the Financial Reporting Codification.

5. We note your construction and term loan and your credit facility with Co-Bank contain certain financial and nonfinancial covenants. In consideration of your substantial debt and the significant decrease in net income that you experienced in the fourth quarter of fiscal 2007 compared to the fourth quarter of fiscal 2006, and through the first quarter of fiscal 2008, please disclose the limits and thresholds of

all material financial ratios and tests and how your calculated ratio compares to those limits and thresholds, as well as disclose your nonfinancial covenants in future filings.

Report of Independent Registered Public Accounting Firm, page 1

6. In future filings, please have your auditors include the city and state from which their audit report has been issued. Refer to paragraph 3 of PCAOB Auditing Standard No. 1.

Statements of Cash Flows, page 6

7. We note your Accounts Payable balance increased $194,105 as of September 30, 2007 compared to September 30, 2006. Please explain how you determined the increase in Accounts Payable was $718,849 for the year ended September 30, 2007, as presented in your statement of cash flows.

Principal Products

8. We note your principal products are fuel grade ethanol and distiller's grains. In future filings, please breakout your sales by product in the footnotes to your financial statements. Refer to paragraph 37 of SFAS 131.

Note 10. Contingency, page 17

9. We note your disclosure that it is likely that the settlement will include a monetary penalty. Please revise your future filings, to clarify the likelihood of this contingency pursuant to paragraph 3 of SFAS 5.

10. You disclose that you will attempt to reach a negotiated settlement of all allegations. In light of this, please explain to us how you determined that an amount cannot be predicted at this time. Refer to paragraphs 8 through 10 of SFAS 5.

11. We note that you have assessed the materiality of your contingency with reference to your operations and financial condition. Expand your assessment of materiality with reference to your liquidity in future filings.

Form 10-Q for the Quarterly Period ended December 31, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

12. We note your disclosure on page 16 that you expect to fund your operations during the next 12 months using cash flow from continuing operations. In consideration that your net cash used in operating activities was $710,061 for the three months ended December 31, 2007, please tell us how you have reached your conclusion or revise your disclosure in future filings accordingly.

Results of Operations, page 18

13. We note your inclusion of EBIDA within your other financial data beginning on page 18. In future filings, please include a more comprehensive explanation of why you believe that EBIDA is useful to investors and management. Please avoid boilerplate conclusions like "evaluating our performance." Please disclose the following:
   • The economic substance behind your decision to use the non-GAAP measure;
   • The material limitations associated with your use of EBIDA as compared to net income, in light of your significant borrowings and fixed assets;
   • How you compensate for these limitations; and
   • The substantive reasons why you believe EBIDA provides useful information to investors and management.
   Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 8 of our June 13, 2003 FAQ's on Non-GAAP Financial Measures.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please furnish your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief